

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 10, 2017

Larry Irving
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

>   **Re: Synchronoss Technologies, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 000-52049**

Dear Mr. Irving:

We have reviewed your April 26, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2017 letter.

Consolidated Financial Statements

Consolidated Statements of Income, page 69

1.   Your response to prior comment 2 indicates that you could allocate cost of revenue to software and services on a reasonable basis. Please revise future filings to comply with Rule 5-03(b)(2) of Regulation S-X. Alternatively, explain in greater detail, why you believe that separate disclosure of the cost of license revenue is not meaningful to users of your financial statements.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572, Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Ronald Prague, Esq.
        Executive Vice President and General Counsel